FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of JULY 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



NEWS RELEASE
Q4 F2004 RESULTS

GOLD FIELDS

Results for the Quarter and Year Ended 30 June 2004

-Reviewed preliminary results-

STOCK DATA

Number of shares in issue

- at end June 2004	**491,480,690**
- average for the quarter	**491,431,716**
Free Float	**100%**
ADR Ratio	**1:1**
Bloomberg / Reuters	**GFISJ / GFLJ.J**

JSE SECURITIES EXCHANGE SOUTH AFRICA – (GFI)

Range - Quarter	**ZAR85.00 – ZAR65.02**
Average Volume - Quarter	**1,398,900 shares / day**

NYSE – (GFI)

Range - Quarter	**US$13.40 – US$9.77**
Average Volume - Quarter	**1,188,600 shares / day**

INVESTOR RELATIONS

Europe & South Africa

Willie Jacobsz	Nerina Bodasing
Tel : +27 11 644-2460	Tel : +27 11 644-2630
Fax: +27 11 484-0639	Fax : +27 11 484-0639
E-mail:	investors@goldfields.co.za

North America

Cheryl A. Martin	
Tel:	+1 303 796-8683
Fax:	+1 303 796-8293
E-mail:	camartin@gfexpl.com
www.goldfields.co.za	www.gold-fields.com

RESTRUCTURING DELIVERING RESULTS
INCREASED GOLD PRODUCTION AND LOWER COSTS

JOHANNESBURG. 29 July 2004 – Gold Fields Limited (NYSE & JSE: GFI) today announced June 2004 quarter headline earnings of R129 million (26 cents per share) compared with headline earnings of R221 million (45 cents per share) in the March 2004 quarter and R494 million (104 cents per share) for the June quarter of 2003. The reduction in earnings is largely gold price and exchange rate related and masks a solid operating performance. In US dollar terms the June 2004 quarter headline earnings were US$20 million (US$0.04 per share) compared with US$32 million (US$0.07 per share) in the March 2004 quarter and US$64 million (US$0.14 per share) for the June quarter of 2003.

June 2004 quarter salient features:

- Attributable gold production increased to 1,042,000 ounces;
- Total cash costs decreased 2 per cent to R66,218 per kilogram (US$312 per ounce);
- Operating profit down 17 per cent to R545 million (US$83 million), exclusively due to a 6 per cent reduction in the rand gold price to R83,731 per kilogram (US$395 per ounce);
- Organic growth projects on track in Australia and Ghana;
- Write-down of R426 million (US$62 million) at Beatrix 4 shaft.

Year ended June 2004 salient features:

- Attributable gold production of 4,158,000 ounces;
- Total cash costs R67,075 per kilogram (US$302 per ounce) 9 per cent up on previous year;
- Mvela transaction successfully concluded;
- Sale of Driefontein's block 1C11 to AngloGold for R315 million, yielding a profit of R240 million net of taxation;
- Strong financial position provides platform for growth;
- Offshore organic growth projects announced.

Final dividend of 40 SA cents per share, giving a total dividend of 80 SA cents per share for the year.

Ian Cockerill, Chief Executive Officer of Gold Fields said:

"While earnings were affected by the continued strengthening of the South African currency during the quarter, Gold Fields again had a strong operational performance overall.

Despite the strategic repositioning of the South African operations over the past nine months, to counterbalance the strong rand, having had the desired effect, further interventions are being put in place in anticipation of a rand per kilogram price of below R80,000 per kilogram.

Overall, Gold Fields is in a good position with significant progress being made, in particular, with the international growth projects in Ghana, Australia, Peru and Finland. Furthermore, the exploration programme has during the quarter delivered promising results with significant improvements in the prospect of several projects.

During the quarter Gold Fields sent a technical team to Russia to conduct visits at the Norilsk gold operations with a view to exploring the potential for co-operation with regards to our respective gold assets. The process of evaluating the results of this visit are underway, and initial results are encouraging enough to continue this process."

SA Rand					Salient features			US Dollars				
Year ended		**Quarter**						**Quarter**			**Year ended**	
June 2003	June 2004	June 2003	March 2004	June 2004				June 2004	March 2004	June 2003	June 2004	June 2003
134,813	129,329	32,380	32,131	32,419	kg	Gold produced*	oz (000)	1,042	1,033	1,041	4,158	4,334
61,766	67,075	63,369	67,528	66,218	R/kg	Total cash costs	$/oz	312	309	255	302	212
42,988	46,028	10,925	11,815	11,076	000	Tons milled	000	11,076	11,815	10,925	46,028	42,988
97,060	85,905	86,751	88,887	83,731	R/kg	Revenue	$/oz	395	407	349	387	333
213	204	204	199	213	R/ton	Operating costs	$/ton	32	29	26	30	23
4,741	2,315	717	656	545	Rm	Operating profit	$m	83	96	100	336	523
2,953	768	789	255	(186)	Rm	Net earnings	$m	(25)	38	98	111	326
626	158	167	51	(39)	SA c.p.s.		US c.p.s.	(5)	7	21	23	69
2,393	763	494	221	129	Rm	Headline earnings	$m	20	33	64	111	264
507	157	104	45	26	SA c.p.s.		US c.p.s.	4	7	14	23	56
2,011	587	226	238	102	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	16	34	34	85	222
426	121	48	48	21	SA c.p.s.		US c.p.s.	4	7	8	18	47

*Attributable – All companies wholly owned except for Ghana (71.1%).

Health and Safety

During the quarter the lost day injury frequency rate at the operations improved from 13.8 to 11.9, the serious injury frequency rate improved from 6.5 to 5.9 and the fatal injury frequency rate unfortunately regressed from 0.15 to 0.26. While the improvement in total safety performance is commendable, the deterioration in the fatal injury frequency rate is a source of concern. Health and safety of our workforce is the most important aspect of the business and continued focus will be given to initiatives aimed at eradicating injuries and fatalities.

Beatrix achieved two million fatality free shifts during the quarter and Beatrix 1,2 and 3 shafts in aggregate achieved one million underground fatality free shifts. In addition, Damang and the Australian operations continue to be fatality free, with Damang having recorded only one lost day injury in sixteen months.

Financial Review
Quarter ended 30 June 2004 compared with quarter ended 31 March 2004

REVENUE

Attributable gold production increased marginally to 1.042 million ounces for the June 2004 quarter compared with 1.033 million ounces achieved in the March 2004 quarter. However, notwithstanding the higher production in the June quarter, revenue at R2,869 million (US$434 million) was 5 per cent lower than the March quarter's R3,028 million (US$444 million). This decrease was due to a 6 per cent lower rand gold price. The gold price achieved for the June quarter was R83,731 per kilogram (US$395 per ounce), compared with R88,887 per kilogram (US$407 per ounce) in the March quarter. Apart from the impact of a lower dollar gold price, the rand gold price was also affected by a strengthening of the rand against the US dollar from an average of R6.79 to R6.60 quarter on quarter.

OPERATING COSTS

Operating costs for the June quarter at R2,364 million (US$357 million) increased 0.5 per cent compared with the March quarter's R2,351 million (US$345 million) evidencing continued good cost control. Although costs at the international operations of R711 million were virtually unchanged from the R707 million reported in the March quarter, a cost increase at St Ives associated with additional mining volume was offset by the impact of translating costs at the international operations into South African rand at a stronger local exchange rate. The increased mining volume at St Ives is reflected in a credit to gold in process of R40 million (US$6 million) compared with a gold in process charge in the March quarter of R22 million (US$3 million), which was due to a gold in process release at the Australian operations in the previous quarter.

OPERATING PROFIT MARGIN

The net effect of the lower revenue, despite lower costs after taking account of gold in process movements, was an operating profit of R545 million (US$83 million), 17 per cent lower than the R656 million (US$96 million) achieved in the March quarter. The Group margin decreased to 19 per cent from 22 per cent in the March quarter and the South African margin decreased from 14 per cent to 9 per cent. This reduction in margin was virtually all due to the lower price achieved. The margin at the international operations increased to 36 per cent from 34 per cent in the March quarter.

AMORTISATION

Amortisation for the June quarter at R332 million (US$50 million) was 12 per cent higher than the March quarter's R298 million (US$44 million). This increase was due to increased mining volumes at the international operations, which carries a higher rate of amortisation than the local operations. Amortisation at the South African operations was virtually unchanged.

OTHER INCOME

Net interest and investment income at R28 million (US$4 million) increased from negative R4 million (US$1 million negative) quarter on quarter. This was due to interest earned on the net Mvela cash receipts of R3.8 billion received on 17 March, partly offset by the interest payable on the Mvela debt arising from this transaction. Gains on foreign debt and cash amounted to R76 million (US$11 million), compared with a loss of R34 million (US$5 million negative) in the March quarter. Included in this income is an accounting exchange gain of R86 million (US$12 million) on the settlement of an offshore inter-company loan with no attendant cash flow implications, partly offset by an exchange loss on offshore funds held in euros of R10 million (US$1 million). Euro 176 million is currently held offshore and arises from the capital raising undertaken in November 2003. The loss on the euros is due to the strengthening of the US dollar from 1.2270 euros to the US dollar at the start of the quarter to 1.2175 at the end of June.

A loss on financial instruments of R71 million (US$10 million) was incurred, which includes a loss on rand/US dollar forward cover of R19 million, and a marked to market loss on an interest rate swap of R52 million (US$8 million). The interest rate swap was established in relation to the loan from Mvela Gold, a wholly owned subsidiary of Mvela Resources and converted a fixed interest rate exposure to a floating rate. This instrument was established as short-term rates are significantly lower than long-term rates and the resultant upward sloping yield curve is expected to prevail for some time. Despite the marked to market loss associated with a change in the profile of the five year yield curve, this strategy is yielding positive results with an R18 million cash benefit in the period to end June 2004 and a R12 million cash benefit locked in for the three month period to September 2004. More detail on these financial instruments is given on page 11 of this report.

Other income reduced from a positive R26 million (US$4 million) to a negative R31 million (US$4 million negative) in the June quarter. This change was mainly due to gains realised on the exchange of exploration joint venture interests for equity in the previous quarter along with positive adjustments to the Group's post-retirement health care provisions in that period, together with costs incurred during the current quarter associated with projects aimed at optimising stores consumption and procurement practices in the Group and restructuring costs in the Group's Shared Services division. To this end, an e-auction on conveyor belting used as a pilot study has already resulted in an annual saving of R10 million, which translates to a reduction of some 40 per cent.

Exploration expenditure increased from R44 million (US$7 million) to R62 million (US$9 million) in the June quarter in line with the planned increase in activity, mainly in West Africa and Latin America.

The exceptional loss of R432 million (US$62 million) is primarily as a result of the impairment at Beatrix 4 shaft (formerly Oryx) of R426 million (US$62 million) being R315 million (US$45 million) after the associated taxation effect. The post write-down carrying value of Beatrix 4 shaft is R75 million. Last quarter's exceptional gain amounted to R21 million (US$3 million) and included profit on the sale of the remaining shares in Harmony and Committee Bay, partly offset by the write-off of certain mineral rights.

TAXATION

A taxation credit of R124 million (US$18 million) was realised in the June quarter compared with a charge of R64 million (US$9 million) in the March quarter. This is mainly due to a deferred tax credit on the impairment at Beatrix of R111 million (US$17 million) and a tax credit of R26 million on the loss on financial instruments. Further deferred tax credits of R76 million were generated due to increases in unredeemed capital expenditure balances at all of the South African operations. This was partially offset by a R30 million (US$5 million) deferred tax charge as a consequence of the Mvela transaction.

EARNINGS

After accounting for minority interests, a loss of R186 million (US$25 million) was incurred or negative 39 SA cents per share (US$0.05 per share negative), compared with earnings of R255 million (US$38 million) or 51 SA cents per share (US$0.07 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, amounted to R129 million (US$20 million) or 26 SA cents per share (US$0.04 per share) compared with R221 million (US$32 million) or 45 SA cents per share (US$0.07 per share) last quarter. The main reason for this decrease was the fall in net operating profit associated with lower achieved prices received in the June quarter.

Earnings, excluding exceptional items as well as net gains on financial instruments and foreign debt net of cash after taxation, amounted to R102 million (US$16 million) or 21 SA cents per share (US$0.04 per share) compared with R238 million (US$34 million) or 48 SA cents per share (US$0.07 per share) achieved last quarter.

CASH FLOW

Cash flow from operating activities for the quarter was R436 million (US$66 million), compared with operating cash flow in the March quarter of R528 million (US$77 million). The decrease reflects the decline in operating profit.

Capital expenditure was R938 million (US$139 million) compared with R749 million (US$109 million) in the March quarter. The increase is mainly due to increased expenditure on organic growth projects in Ghana and Australia. R185 million (US$33 million) was expended at the South African operations. This is an increase of R32 million (US$5 million) over the previous quarter, the majority at Kloof 4 shaft. The Australian operations incurred capital expenditure of R308 million (A$83 million). The mill project at St Ives accounted for R224 million (A$45 million) of this expenditure as compared to R91 million (A$19 million) in the March quarter. The balance on this project, the majority of which will be spent during the September quarter, amounts to A$61 million. At the Ghanaian operations, capital expenditure amounted to R401 million (US$67 million). R361 million (US$58 million) was spent on the new mill and on the project to convert from contract mining to owner mining. This compares with R263 million (US$43 million) in the previous quarter. The balance on these projects, the majority of which will be spent in the next two quarters, amounts to US$30 million. Major projects are still forecast to be in line with approved votes except for a possible small over expenditure on the mill project at Tarkwa, which will depend on currency moves over the next quarter.

Net cash outflow for the quarter was R497 million (US$74 million). The cash balance at the end of the June quarter was R4,135 million (US$656 million) compared with R4,701 million (US$721 million) at the end of the March quarter.

Detailed and Operational Review

Group Overview

Attributable gold production for the June 2004 quarter increased marginally to 1,042,000 ounces when compared with the March quarter. Attributable production from the international operations was virtually unchanged at 342,000 ounces, which is approximately one third of the Group's total attributable production.

Production from the Australian operations increased 6 per cent to 196,300 ounces this quarter due to increased volumes from St Ives. Operating profit from the Australian operations increased 34 per cent to R159 million (A$33 million, US$24 million) for the quarter, primarily as a result of the increased production and increased gold price. The gold price in Australian dollars increased 4 per cent from A$536 per ounce to A$556 per ounce quarter on quarter. The Ghanaian operations showed a 5 per cent decrease in attributable gold production to 146,200 ounces, partly due to reduced ore volumes associated with lack of flexibility in the pits exacerbated by poor equipment availability. Ghana contributed operating profit of R224 million (US$34 million), a 15 per cent decrease on the previous quarter's operating profit. The reduced operating profit is due to the decrease in gold production and the cost of accelerated stripping at Tarkwa.

The international operations contributed R383 million (US$58 million) of the total operating profit of R545 million (US$83 million) or 70 per cent, compared with R382 million (US$56 million) of the total operating profit of R656 million (US$96 million) or 58 per cent last quarter.

At the South African operations, production was 699,700 ounces, similar to the previous quarter. The decrease at Beatrix related to lost days due to the elections and the Easter break, was offset by a 3 per cent increase in output at Kloof due to an increase in underground tonnage. Operating profit at the South African operations decreased from R274 million (US$40 million) to R163 million (US$25 million) mainly as a consequence of the lower gold price.

Group ore milled decreased from 11.82 million tons to 11.08 million tons due to an 11 per cent decrease in surface tons, mainly at Beatrix, Tarkwa and St Ives. The overall yield increased from 2.9 grams per ton in the March quarter to 3.1 grams per ton in the current quarter. Total cash costs in rand terms decreased from R67,528 per kilogram to R66,218 per kilogram quarter on quarter mainly as a result of the increased production. In US dollar terms, total cash costs were virtually unchanged at US$312 per ounce compared with US$309 per ounce. Operating cost per ton at R213 increased from R199 last quarter due to the lower surface tonnage.

South African Operations

During the September 2003 quarter management took a view that the South African currency would remain stronger for longer. As a result it was decided to reposition the South African operations. This was presented as reverting from the "Wal-Mart" strategy (more volume at lower grade) to the "SAKS 5th Avenue" strategy (less volume at higher grade).

To support this switch in strategy, management introduced an initiative called Project 500, which, in turn, was split into two sub-projects called: Project 400 and Project 100.

Project 400 aims to optimise revenue such that an additional R400 million is generated per annum. The aim is to improve the quality and quantity of our outputs by replacing surface tonnage to the plant with increased tonnage from underground and ensuring output of a better quality, by mining the higher grades at marginally reduced volume.

This strategy has started to deliver results as was evidenced in the March quarter at Kloof and Driefontein, which both reported increased underground grades, and has continued into this quarter.

It should be emphasised that the operations are producing in line with the proven reserve grades for life of mine. Naturally, paylimits have to change to reflect current earnings and despite some ill-informed market commentary, Gold Fields continues to prudently manage its ore reserves and is not high grading as the table below clearly shows.

Quarter ended	Sep 2003	Dec 2003	Mar 2004	Jun 2004
Driefontein:				
Life of mine head grade as per the 2003 annual report	8.7	8.7	8.7	8.7
Life of mine head grade adjusted for estimated metallurgical recoveries	8.4	8.4	8.4	8.4
Driefontein (underground yields achieved)	8.1	7.5	8.6	8.5
Kloof:				
Life of mine head grade as per the 2003 annual report	9.8	9.8	9.8	9.8
Life of mine head grade adjusted for estimated metallurgical recoveries	9.5	9.5	9.5	9.5
Kloof (underground yields achieved)	8.1	8.6	10.0	9.5
Beatrix:				
Life of mine head grade as per the 2003 annual report	5.1	5.1	5.1	5.1
Life of mine head grade adjusted for estimated metallurgical recoveries	4.9	4.9	4.9	4.9
Beatrix (underground yields achieved)	4.4	4.7	4.5	4.7

Project 100 is designed to save a minimum of R100 million a year from improved standards and norms by reducing wastage and making sure that the mines use only what is required for a successful blast.

Having carefully examined the prospects for Project 100 it soon became clear that initial estimates of R100 million savings were conservative. Consequently, the bar has been raised and Gold Fields is also aiming to achieve R200 million to R300 million in savings per annum from improved procurement practices in the medium term. The group spends in excess of R3 billion on materials and services, of which R1.5 billion is spent on materials used on the mines and more than R1.4 billion is spent on total services provided. The aim is to reduce procurement spend by 7 to 10 per cent by improving efficiencies, leveraging off Group buying power and adopting strategic sourcing techniques. Forming business partnerships with suppliers, entering into risk reward type sharing arrangements, increasing supply coverage, as well as rationalising vendors without compromising on quality, would be some of the aspects considered in this regard.

Over the past 15 months Gold Fields has reduced total stores inventory by some 30 per cent. This was achieved by combining all the stores into one on the West Wits. This rationalisation of stores has resulted in a reduction in line items from 16,000 to 3,000. Vendor price increases have been controlled at between one and two percent below PPI and there has been a marked reduction in vendors, from 3,000 to the current 870.

Project 500 will reinstate more respectable margins at current prices and aims to achieve the following at Driefontein, Kloof and Beatrix:

Driefontein
- Mine in a range of between 1,900 and 2,100 centimetre grams per ton ("cmg/t"). This translates to an estimated underground recovered yield of above 8.0 grams per ton.
- Implement restructuring and cost saving measures of R2.0 million per month.
- Maintain the production profile at + 1 million ounces per annum.

Kloof
- Mine in a range of between 2,200 and 2,350 cmg/t. This translates to an estimated underground recovered yield of above 9.0 grams per ton.
- Implement restructuring and cost saving measures of R2.0 million per month.
- Maintain the production profile at + 1 million ounces per annum.

Beatrix
- Mine in a range of between 1,000 and 1,100 cmg/t at number 1, 2 and 3 shafts and in a range of between 1,400 and 1,500 cmg/t at number 4 shaft. This translates to an estimated combined underground recovered yield of 4.8 grams per ton.
- Implement restructuring and cost saving measures of R1.5 million per month.
- Maintain the production profile of +600 thousand ounces per annum.

A full explanation of project 500 can also be found on the Gold Fields website – www.goldfields.co.za

General

The South African operations have, over the past 48 months undergone extensive restructuring and renewal to reposition for the future. On each of our operations, we have invested significantly in the construction and development of new long life shafts. At Driefontein, capital has been invested into 5 east and 1 tertiary shafts; at Kloof the new 4 shaft; and Beatrix the new 3 shaft. In addition, our metallurgical plants have been upgraded. Environmental conditions at all shafts have and are being improved through the on going lowering of temperatures, and infrastructure bottlenecks are being resolved. Over this period Gold Fields has also invested significantly in the development of its ore bodies, with all the key long life shafts now having an average of 20 months of mineable developed ore reserves in place.

Occupational health care services are made available by Gold Fields to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard.

DRIEFONTEIN

		June 2004	March 2004
Gold produced	- 000'ozs	290.3	289.6
Yield - underground	- g/t	8.5	8.6
- overall	- g/t	5.6	5.4
Total cash costs	- R/kg	67,372	67,607
	- US$/oz	317	310

Production at Driefontein at 290,300 ounces was similar to the previous quarter. Underground tonnage increased 11 per cent from 838,000 tons to 927,000 tons. This was due to the impact of the Christmas break last quarter. The underground yield achieved was 8.5 grams per ton, which was in line with the previous quarter. Surface tonnage was 15 per cent lower at 695,000 tons due to lower volumes from surface clean up, in line with our forecast. Surface yields decreased from 2.2 grams per ton to 1.7 grams per ton for the quarter following the conclusion of processing of high grade material and plant clean up.

Operating costs were virtually unchanged at R637 million (US$96 million) despite the increase in underground volumes. Total cash costs in rand terms were marginally below the March quarter at R67,372 per kilogram and increased 2 per cent in US dollar terms to US$317 per ounce due to the stronger rand.

Operating profit was down from R158 million (US$23 million) in the March quarter to R121 million (US$18 million) in the June quarter as a result of the lower gold price received.

Capital expenditure amounted to R40 million (US$7 million) compared with R29 million (US$6 million) in the March quarter. As a result of the lower gold price and reduced earnings, capital expenditure continues to be reprioritised and non crucial items deferred.

Gold output in the September quarter is expected to be marginally lower than the June quarter. This is due to increased seismicity in July at 5 east shaft, lower flexibility resulting from the stoppage of marginal areas and the conclusion of plant clean up. Improvements to ventilation will enable increased face length going forward, resulting in improved flexibility. This should result in a steady production performance over the remainder of the year. Costs will increase by some 3 per cent due to the annual wage increase, effective from July.

KLOOF

		June 2004	March 2004
Gold produced	- 000'ozs	259.2	250.9
Yield - underground	- g/t	9.5	10.0
- overall	- g/t	6.6	6.4
Total cash costs	- R/kg	74,191	75,920
	- US$/oz	350	348

Gold production at Kloof increased 3 per cent to 259,200 ounces in the June quarter from 250,900 ounces in the March quarter. Underground tonnage increased 10 per cent to 818,000 tons this quarter from 744,000 tons in the March quarter, which was negatively affected by the extended Christmas break. Surface tons decreased from 483,000 tons to 407,000 tons as a result of the increased underground volumes. The underground yield has as planned decreased from 10.0 grams per ton last quarter to 9.5 grams per ton this quarter,

with the combined yield increasing from 6.4 grams per ton to 6.6 grams per ton, due to the improved mix from the higher grade underground tonnage.

Operating costs at R621 million (US$94 million) for the quarter were virtually unchanged when compared with the previous quarter's costs of R617 million (US$91 million). Total cash costs at R74,191 per kilogram were 2 per cent lower than the previous quarter's R75,920 per kilogram. In US dollar terms total cash costs were virtually unchanged at US$350 per ounce. Operating profit decreased by one third to R49 million (US$7 million) compared to R75 million (US$11 million) the previous quarter due to the lower gold price received this quarter.

Capital expenditure increased from R57 million (US$10 million) in the March quarter to R76 million (US$14 million) in the June quarter. The majority of this expenditure was on reprioritising and accelerating the capital at 4 shaft.

The gold production outlook for the September quarter is expected to be slightly up on the June quarter, with operating costs forecast to increase some 3 per cent due to the annual wage increases.

BEATRIX

		June 2004	March 2004
Gold produced	- 000'ozs	150.2	154.7
Yield - underground	- g/t	4.7	4.5
- overall	- g/t	3.8	3.3
Total cash costs	- R/kg	81,978	78,143
	- US$/oz	386	358

Gold production at Beatrix decreased 3 per cent from 154,700 ounces in the March quarter to 150,200 ounces in the June quarter. Underground ore was down 3 per cent from 1,003,000 tons to 968,000 tons due mainly to the impact of the public holidays over Easter, the election break and a one day work stoppage because of the implementation of an internal restructuring programme to reduce costs. Underground yields increased marginally to 4.7 grams per ton. In particular, 2 shaft and 4 shaft have seen positive volume and grade improvements and are well positioned for the coming quarter. The stoping and development build up at 3 shaft, as well as accompanying exploration drilling is progressing well and results are in line with forecast. Beatrix experienced lower mine call factors (MCF) during the past two quarters and specific focus has been applied towards improved quality of sweepings, water usage and fragmentation. Surface tons decreased significantly from 450,000 tons to 254,000 tons as last quarter included surface tons milled over the Christmas break. The surface yield remained at the March quarter level of 0.6 grams per ton and this is the forecast going forward.

Operating costs increased from R390 million (US$57 million) to R395 million (US$60 million) and total cash costs increased 5 per cent from R78,143 per kilogram (US$358 per ounce) to R81,978 per kilogram (US$386 per ounce) due to the lower gold production. An operating loss of R7 million (US$1 million) was incurred due to the lower production and the previously discussed lower gold price, as compared with a profit of R40 million (US$6 million) in the March quarter.

Beatrix 4 shaft (formerly Oryx) was impaired R426 million (US$62 million) during the quarter, with the after tax effect amounting to R315 million (US$45 million). The impairment was based on a calculated net present value, using a gold price of R90,000 per kilogram at a real discount rate of 5 per cent. The carrying value of Beatrix 4 shaft after the write-down is R75 million.

Capital expenditure amounted to R69 million (US$12 million), similar to the March quarter. The majority of this expenditure was spent on development at 3 shaft and the Sand River block adjacent to 4 shaft.

Gold production will be flat for the September quarter due to cessation of toll milling at Joel, who have given notice that they will stop our toll treatment at the end of July 2004. Costs will be affected by the July wage increase which has an impact of approximately 3 per cent on total working costs.

International Operations

Ghana

TARKWA

		June 2004	March 2004
Gold produced	- 000'ozs	123.1	137.4
Total cash costs	- US$/oz	251	237

Tarkwa's June quarter gold production was disappointing at 123,100 ounces, down 10 per cent on the previous quarter, contrary to expectations reported previously. This drop in gold production was primarily due to a reduction in ore mining volumes and thus recoverable ounces that were stacked on the leach pads, particularly in the April and May months. Mined grade was stable quarter on quarter at 1.44 gram per ton. The drop in ore mining rate was caused by a lack of flexibility in the open pits, in particular the availability of ores in the high grade pits, compounded by mining equipment availability. The former problem is being resolved with additional waste stripping that was pursued during the quarter. The strip ratio in the June quarter was 3.4 against 2.7 in the March quarter. The equipment availability will clearly be addressed by the conversion to owner mining and the associated commissioning of a new mining fleet that was largely complete by month end (refer later in this report for details of the Owner Mining Project). By quarter end the mining operations had improved significantly and have continued to do so to the time of reporting. The increased flexibility and build up in volumes from the new mining fleet resulted in increased tonnage through the crushing plants towards the end of the quarter at higher grades, but too late to recover the gold from the heaps by quarter end. This resulted in an increase in gold in process of 8,255 ounces.

Operating costs at US$31 million (R219 million), including gold in process adjustments, were slightly lower than the previous quarter despite total mining volumes being some 2.3 million tons ahead of that mined in the previous quarter, at 18.5 million tons. Operating costs were US$8.63 per ton against US$8.06 per ton in the March quarter, primarily reflecting the increase in stripping ratio. With the head grade stable, the higher strip ratio and lower gold volumes translated into a 6 per cent increase in total cash costs to US$251 per ounce. The net result was a drop in operating profit from US$23 million (R159 million) to US$18 million (R116 million).

The majority of the increase in capital expenditure, from US$45 million (R281 million) to US$65 million (R392 million) in the June quarter reflects expenditure on the major projects i.e. the mill construction and owner mining projects. Refer to Tarkwa Expansion Project commentary.

Gold production is expected to increase in the September quarter, closer to levels seen in the March quarter, subject to gold in process movements, which remain difficult to predict. Operating costs in the September quarter are expected to be lower than the current period as a result of the transition to owner mining, reaching completion in this period

DAMANG

		June 2004	March 2004
Gold produced	- 000'ozs	82.5	78.1
Total cash costs	- US$/oz	205	219

Gold production for the quarter increased to 82,500 ounces compared to 78,100 ounces in the March quarter. This reflects a 7 per cent increase in mill throughput to 1,391,000 tons this quarter, a record performance, with the head grade stable at 2.1 grams per ton. The March quarter included a maintenance shut down. The tons mined decreased by 9 per cent to 3.6 million tons, with the stripping ratio reducing from 1.82 to 1.71.

Operating costs quarter on quarter including gold in process adjustments were flat at US$17 million (R113 million), with the reduction in mining volumes and costs offset by the increase in milling volumes and costs. Unit costs per ton treated therefore decreased to US$12.24 per ton from US$13.05 per ton in the March quarter. Total cash costs however reduced from US$219 per ounce to US$205 per ounce quarter on quarter, as a result of the increase in gold production. The net result was an increase in operating profit to US$16 million (R107 million) from US$15 million (R104 million) in the previous quarter.

Capital expenditure of US$1.5 million (R9 million) was spent during the quarter, mainly on drilling at Abosso Deeps and the Damang Extension Project. Refer Damang Extension Project commentary.

Gold production is expected to be considerably lower in the September quarter with the expected reduction in high grade sources of ore at Damang, particularly the Damang pit, which was due for depletion in the middle of the F2005 year. There will be a concomitant effect on unit costs.

Australia
ST IVES

		June 2004	March 2004
Gold produced	- 000'ozs	143.6	131.8
Total cash costs	- A$/oz	422	442
	- US$/oz	304	338

Gold production for the quarter increased 9 per cent to 143,600 ounces when compared to 131,800 ounces produced in the March quarter. This increase largely reflects a substantial improvement in head grades to the St Ives mill and toll treatment facility. (The March quarter included a maintenance shutdown at the mill). The improvement in grade reflects resolution of the grade recovery problems reported in the March quarter in the Mars open pit but also the ongoing

increase in the volume of high grade ores from the new underground mines, particularly the Argo mine, while the Junction mine also performed well. Toll treatment delivered some 33,000 ounces, from 325,000 tons treated for the quarter, against 26,000 ounces in the March quarter. The decrease in ore volumes treated from 1.72 million tons to 1.49 million tons, is largely due to a reduction in tonnage at the heap leach plant, as that plant's crusher had to be used to augment volumes through the St Ives mill crusher, due to problems with the mantle and bowl in that unit. This was resolved by quarter end.

Operating costs, including gold in process adjustments, were marginally lower at A$59 million (R281 million; US$43 million) compared with the March quarter's A$60 million (R310 million; US$45 million). Total cash costs decreased from A$442 per ounce (US$338 per ounce) to A$422 per ounce (US$304 per ounce), reflecting the increase in gold production.

Operating profit from St Ives amounted to A$21 million (R99 million; US$15 million) compared to A$11 million (R58 million; US$9 million) achieved in the March quarter, reflecting the increase in sales volumes and a 3 per cent increase in received price to A$556 per ounce.

Capital expenditure for the June quarter amounted to A$75 million (R284 million; US$48 million) compared with A$50 million (R239 million; US$39 million) in the March quarter. The majority of this expenditure was incurred on the mill optimisation project (see below for more detail) and expenditure at Mars pit to bring it to full production.

St Ives completed the toll treatment programme according to plan at the end of the June quarter. Consequently, gold production from this mine will be lower in the September quarter, though not to the extent of the full tolling volumes. The tolling program was undertaken in F2004 to augment cash flows and support gold production given the ramp up in production from the new underground sources and the uncertainties on the Junction mine. However, the cost of toll treatment is more than twice that of treating ore through the new St Ives mill. With that plant due for commissioning by the end of the December Quarter, further tolling was considered imprudent from a value point of view. The surface mining fleet, which had produced the majority of ore for toll treatment will continue to operate at full capacity of 800,000 to 900,000 bcm's per month, with the stripping of the Mars and Pluton pits consuming the additional mining capacity. Total cash costs should continue to improve incrementally in the coming quarter with the ongoing improvement in the new underground mines. The full benefits of the mill will only be seen in the middle of F2005.

AGNEW

		June 2004	March 2004
Gold produced	- 000'ozs	52.7	52.8
Total cash costs	- A$/oz	306	304
	- US$/oz	221	233

Gold produced at Agnew for the quarter was constant at 52,700 ounces, contrary to previous forecasts. These forecasts had assumed a significant reduction in the volume of mining from the Crusader/Deliverer underground mine, This mine, which mined 10,000 ounces in the quarter against 14,000 ounces in the March quarter, remains in a scale down mode and operations are now largely focused on remnant recovery which is difficult to predict. The Kim underground mine performed exceptionally well, producing some 37,000 ounces, offsetting the reduction at Crusader. The low grade stockpiles contributed a stable 10,000 ounces to the mill feed.

Operating costs, including gold in process charges, were unchanged at A$16 million (R79 million; US$12 million). Total cash costs increased marginally to A$306 per ounce, while decreasing 5 per cent in US dollar terms to $221 per ounce due to the weaker Australian dollar.

Agnew's contribution to operating profit was A$13 million (R61 million; US$9 million), similar to the March quarter.

Capital expenditure increased to A$8 million (R24 million; US$4 million) from A$7 million (R30 million; US$5 million) the previous quarter. Expenditure was incurred on pre-production development at Main Lode underground and metallurgical upgrades.

Gold production in the September quarter is expected to be lower than the June quarter as production from the Crusader/Deliverer declines. Unit costs will be affected accordingly.

Quarter ended 30 June 2004 compared with quarter ended 30 June 2003

Attributable gold production was unchanged at 1,042,000 ounces in the June 2004 quarter compared with the June 2003 quarter. Slightly lower production at the South African operations was offset by an increase at the international operations.

Revenue decreased 3 per cent in rand terms (increased 13 per cent in US dollar terms) from R2,971 million (US$383 million) to R2,869 million (US$434 million). This was due to a reduction in the rand gold price achieved from R86,751 per kilogram (US$349 per ounce) in the June 2003 quarter to R83,731 per kilogram (US$395 per ounce) in the June 2004 quarter. Group operating costs in rand terms increased by 6 per cent or R140 million (US$77 million) to R2,364 million (US$357 million). At the South African operations operating costs increased by only 5 per cent or R83 million (US$53 million) despite an effective 13 per cent wage increase from 1 July 2003. The increase at the international operations amounted to 9 per cent, from R654 million (US$83 million) to R711 million (US$107 million). This increase resulted from increased volumes mined in Australia and an increase in waste mined at Tarkwa to improve mining flexibility. Partially offsetting this is the effect of translating costs at Ghana into South African rand at a 15 per cent stronger rand/US dollar exchange rate than the corresponding quarter in the previous year. The average exchange rate strengthened from R7.74 to the US dollar in the June 2003 quarter to R6.60 in the current quarter. The effect of translating costs at the Australian operations was small, with the average exchange rate strengthening from ZAR4.89 to ZAR4.75 rand to the Australian dollar in comparative periods.

Operating profit at R545 million (US$83 million) for the June 2004 quarter compares to R717 million (US$100 million) for the June 2003 quarter as a result of the above factors.

Loss before tax amounted to R279 million (US$38 million) compared with a pre-tax profit of R968 million (US$124 million) in the June 2003 quarter. This decrease was due to the lower operating profit described above as well as a loss on financial instruments of R71 million (US$10 million) compared to a gain in the June 2003 quarter of R311 million (US$35 million) and an exceptional loss of R432 million (US$62 million) compared to an exceptional gain of R272 million (US$31 million) in the June 2003 quarter.

Earnings decreased from R789 million (US$98 million) in the June 2003 quarter to a loss of R186 million (US$25 million) in the June 2004 quarter.

Year ended 30 June 2004 compared with year ended 30 June 2003

Attributable gold production decreased 4 per cent from 4,334,000 ounces to 4,158,000 ounces due to a reduction at the South African operations from 3,081,000 ounces to 2,804,000 ounces. Production at the international operations increased by 8 per cent from 1,253,000 ounces to 1,354,000 ounces year on year. The decline at the South African operations is due to lower grades and the sale of St Helena. St Helena accounted for 43,700 of these ounces. Gold output from Kloof and Driefontein decreased by 120,000 ounces and 105,000 ounces respectively. International operations performed well during the period with Agnew having a spectacular year.

Revenue decreased by 15 per cent in rand terms (increased 11 per cent in US dollar terms) from R13,893 million (US$1,532 million) to R11,773 million (US$1,706 million). This was due to the decrease in production and a decrease in the gold price, from R97,060 per kilogram (US$333 per ounce) to R85,905 per kilogram (US$387 per ounce) for the year ended 30 June 2004.

Operating costs increased 3 per cent from R9,142 million (US$1,008 million) to R9,411 million (US$1,364 million). However, due to the lower production, total cash costs increased 9 per cent to R67,075 per kilogram from R61,766 per kilogram in the prior period. The increase in operating costs at the South African operations of 6 per cent was offset by the lower costs at the International operations, as a result of translating the Ghanaian operations at a 24 per cent stronger rand, which strengthened from an average of R9.07 to R6.90 to the US dollar year on year. The rand when compared with the Australian dollar had a similar effect when translating the Australian operations, though smaller at 7 per cent, strengthening from an average of 5.29 to 4.92 rand to the Australian dollar.

Operating profit was R2,315 million (US$336 million), which decreased from R4,741 million (US$523 million) for the year to 30 June 2003. Profit before tax amounted to R978 million (US$142 million) down from R4,445 million (US$490 million) for the same period last year due to the lower operating profit described above and the effect of the following items. Gains on financial instruments of R129 million (US$19 million) decreased 72 per cent from R461 million (US$51 million) for the year to June 2003. Finance income of R29 million (US$4 million) decreased from R158 million (US$18 million) in the prior period. The exceptional gains last year were R572 million (US$63 million) compared with the current year's loss of R176 million (US$26 million).

Net earnings were reduced from R2,953 million (US$326 million) to R768 million (US$111 million) for the current year to 30 June 2004.

Capital and development projects

ST IVES EXPANSION PROJECT

All aspects of the St Ives new mill project progressed satisfactorily during the quarter with the overall project schedule and budget remaining on target. Of significant note during the quarter were the completion of all the large civil foundations and the installation of the 36 foot diameter SAG mill. Installation of the gearless drive and electrical motor components commenced in July 2004. Civil construction and earthworks are largely complete while leach tank and thickener construction reached some 80 per cent in the quarter.

Equipment procurement is now complete with attention focussing on expediting the ordered items. While delivery of the gyratory crusher remains on the critical path, commissioning is still expected by the end of the second quarter of F2005.

Capital expenditure and commitment on the project at the end of the June quarter totalled A$65 million and A$95 million respectively against the overall approved budget of A$125 million. Actual expenditure for the June quarter was A$45 million.

TARKWA EXPANSION PROJECT

CIL Process Plant

During the quarter, this project continued to track ahead of schedule. In particular, the new crusher was commissioned and brought on line to crush ore for the north leach plant, while that plant's crusher has been taken off line for upgrading. Further, erection of the leach tanks was completed while the SAG mill shell was assembled, and by quarter end was ready for drive and liner installation. Other key focus areas included mechanical and piping installation reaching some 66 per cent and 33 per cent respectively, and electrical and instrumentation at some 28 per cent complete. The tailings storage facility construction continues to advance satisfactorily with the majority of the embankment at final height.

At this stage cold commissioning is expected during the September quarter and mill commissioning on ore due in the December quarter. The project is still forecast to completion within the Feasibility capital costs of US$85 million, excluding some US$6 million of foreign exchange exposures on the Project. To date US$78million has been spent.

Conversion to owner mining

A smooth transition from contract mining to owner mining took place on 25 June. At this time all operating and support staff have been transferred from the contractor to Tarkwa's employment while 17 haul trucks, 5 excavators and 5 drill rigs have been brought into operation. The build up of the remaining fleet will occur in the coming quarter. The contractor has been retained to provide back-up mining volumes to Tarkwa's new mining fleet during the September quarter.

During the June quarter expenditure on this project more than doubled to US$36 million, and outstanding expenditure on this project is some US$17million, due in the coming quarter. This project has been successfully executed, both within budget and on schedule, reflecting the commitment and planning of the mine team but also that of the workforce, (AMS) - the current contract miner, and the new equipment vendors and service suppliers.

ARCTIC PLATINUM PROJECT

Activity at APP continued to focus on the two large tonnage open pittable deposits at Suhanko, namely Konttijarvi and Ahmavaara. The Environmental Permit Application for the Suhanko project was submitted to the Northern Permitting Authority in Oulu in mid June. Exploration work was focused on interpretation and modelling of the year's drilling results. Resource models based on the new information are scheduled for completion at the end of July.

A bulk sample of 5,300 tons was mined from the two deposits during the June quarter. The sample was transported to the pilot plant and processing at the pilot scale commenced. The pilot plant has so far successfully demonstrated continuity of the process at this scale and has produced batches of bulk concentrate for downstream processing test work. The pilot scale concentrator campaign and the subsequent downstream treatment test work remain the critical path to completion of the feasibility study on this project. It is planned to reach an investment decision by the end of this calendar year with permitting expected to be completed in the first half of 2005.

DAMANG EXPANSION PROJECT

As previously reported, a dedicated project team was mobilised earlier this year to evaluate the various options for the Damang operation arising from the exploration programmes undertaken through to the end of December 2003. This evaluation has indicated that ores from the Rex, Amoanda and Tomento orebodies could add an additional year of life to this mine. While this aspect is disappointing, the most important outcome of this project has been the definition of additional high grade ore in a possible cut back of the Damang pit, which has the potential to add a further 300,000 to 400,000 ounces to mineable inventory at Damang. Detailed drilling of this option is still underway.

Exploration drilling of the Abosso Deeps also commenced during this quarter. This target comprises a narrow reef conglomerate target located in the southern end of the Damang lease area, on strike from the old Abosso underground mine.

While permitting and community negotiations regarding exploitation of the Rex and Amoanda orebodies has progressed well it is unlikely either of them will be brought to production in the second half of the financial year. Similarly, the lead time on detailed drilling of the Damang pit cut back is unlikely to be undertaken in the next two quarters and so the benefits of these options will only be seen in the second half of F2005.

Exploration and Corporate Development

CERRO CORONA IN PERU

Following the successful completion of due diligence review of the Cerro Corona project in the March Quarter, project development activities have moved into full swing. The critical path to a decision on this project is the environmental permitting, and during the quarter the baseline environmental study was updated while community relationship building exercises were advanced. In parallel, the feasibility study of this project is being revisited, and all aspects of the study were mobilised in this period.

At this stage permitting is expected to be completed in the 4th quarter of 2005, facilitating an investment decision then.

FURTHER CHINA VENTURES

Activities continued in China during the quarter with government approvals being received for the formation of the Heishan joint venture (70 per cent Sino GFI joint venture and 30 per cent Shandong Bureau of Geology and Mineral Resources) and the agreement to option an interest in the Sandi joint venture (80 per cent Sino GFI joint venture and 20 per cent Shandong MMI), both a result of activities generated by the Sino Gold – Gold Fields Shandong joint venture. In Fujian province, an agreement was reached with Fujian Zijin Mining Corporation for further cooperation on gold exploration in that province.

OTHER PROJECTS

During the quarter Gold Fields completed drilling on eight of its extensive inventory of exploration projects.

Gold Fields continues to be very active in the African exploration region. A 25,000 metre drilling programme continued on the Mampehia prospect within our 100 per cent owned Bibiani project in Ghana. Over the last two years, Gold Fields has discovered extensive surface indications on this project that is immediately adjacent to Newmont's Ahafo project. Based upon results seen to date, we are hopeful of presenting an initial resource statement at Mampehia during the first quarter of F2005. Elsewhere in Africa, a third phase of drilling was approved and nearly completed at the Essakane project in Burkina Faso and significant results were reported by our joint venture partner Orezone Resources Inc. This joint venture project would allow Gold Fields to earn up to 60 per cent interest from Orezone Resources. A drill programme was also completed and a second phase programme initiated on the Mansounia prospect in Guinea, a joint venture with Afminex Limited. Drilling was also completed at the 80 per cent owned Kisenge prospect in the southern DRC and initiated at the Tembo joint venture in Tanzania. An option agreement was signed with the DRC parastatal OKIMO on a portion of concession C38 in the historic Moto region.

In South America, drill programmes were completed at the Cañicapa prospect in Ecuador as part of the Condor joint venture with IAMGold. Results did not meet GFI's expectations and it has subsequently relinquished its rights under that agreement. Drilling was also completed at the Chucapaca prospect in southern Peru. GFI converted its joint venture interest in the Tireo joint venture in the Dominican Republic with MinMet plc, for stock in a newly formed Canadian company, GoldQuest, in which we also participated in the IPO. Gold Fields retains a back-in right on prospects within the original Tireo joint venture area.

In North America, an abbreviated winter drilling programme was completed at the Three Bluffs prospect. Our joint venture partner, Committee Bay Resources has released results of this program and the summer season drilling has just commenced on this attractive project.

NORILSK

During the June quarter, a technical team visited the Russian gold assets of Norilsk. This is consistent with the previously stated approach to explore the potential for co-operation with regards to our respective gold assets.

The process of evaluating the results of this visit are underway, and initial results are encouraging enough to continue this process.

We have been advised by Norilsk Nickel that all necessary approvals, with respect to the acquisition of the 20 per cent Gold Fields share block purchased from Anglo American on 29 March 2004, have been received. Norilsk have also stated that it is their clear intent to use this block to create a common strategy with regard to our respective gold assets.

Corporate matters

LEGAL

A lawsuit was filed by Zalumzi Singleton Mtwesi against Gold Fields Limited in the State of New York on 6 May 2003. Mr. Mtwesi alleges, inter alia, that during the apartheid era, he was subjected to human rights violations. Mr. Mtwesi filed the lawsuit on behalf of himself and as representative of all other victims and all other persons similarly situated. In summary, Mr. Mtwesi and the plaintiffs' class

demand an order certifying the plaintiffs' class and compensatory damages from Gold Fields Limited. A complaint has not been served on Gold Fields Limited. If and when service of the complaint takes place it will be vigorously contested.

On July 9, 2004, a lawsuit was filed in a federal district court in New York by six individuals against Gold Fields and a number of other defendants including IBM Corporation, Anglo American PLC, UBS AG, Union Bank of Switzerland, Fluor Corporation, Strategic Minerals Corporation, the Republic of South Africa and President Thabo Mbeki. The lawsuit alleges, among other things, that one of the plaintiffs was a victim of apartheid, including by virtue of acts committed at Gold Fields' facilities in Randfontein, South Africa, and that Gold Fields is liable for various wrongful acts and property expropriation, as well as violations of international law, allegedly committed during the apartheid era in South Africa. The plaintiffs are seeking, on each of two counts, unspecified compensatory damages, punitive damages and interest and costs and seeks those penalties against the various defendants jointly and severally. A complaint has not been served on Gold Fields. If and when service of the complaint takes place it will be vigorously contested.

DIVIDEND

In line with the company's policy of paying out 50 per cent of its earnings, subject to investment opportunities and excluding impairments, a final dividend has been declared payable to all shareholders as follows:

- final dividend number 61:	40 SA cents per share	
- last date to trade cum-dividend:	Friday	13 August 2004
- sterling and US dollar conversion date:	Monday	16 August 2004
- trading commences ex-dividend:	Monday	16 August 2004
- record date:	Friday	20 August 2004
- payment date:	Monday	23 August 2004

Share certificates may not be dematerialised or rematerialised between Monday, 16 August 2004 and Friday, 20 August 2004, both dates inclusive.

Outlook for September 2004 quarter

Shareholders are advised that the expected net earnings for the quarter ending 30 September 2004 will be lower than those achieved for the quarter ended 30 June 2004 excluding the impact of the impairment, net of tax, at Beatrix 4 shaft of R315 million (US$45 million). This is mainly due to:

- a reduction in the gold price in rand terms from R83,731 per kilogram in the June quarter to below R80,000 per kilogram in the September quarter based on the price level prevailing at the time of issuing this report;
- an increase in operating costs, mainly due to above inflation wage increase in South Africa effective from 1 July;
- a small reduction in gold produced, mainly from the international operations.

Basis of accounting

The unaudited quarter and year-end results have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the June 2004 quarter and financial 2004 are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied at the previous year-end.

Audit review

The year-end results have been reviewed in terms of Rule 3.23 of the listing requirements of the JSE Securities Exchange SA by the Company's auditors, PricewaterhouseCoopers Inc. This unqualified review opinion is available upon request form the Company Secretary and on the web site.

I.D. Cockerill

Chief Executive Officer

29 July 2004

Income Statement
International Financial Reporting Standards Basis

SA RAND	Quarter			Year ended	
(Figures are in millions unless otherwise stated)	June 2004	March 2004	June 2003	June 2004	June 2003
Revenue	2,869.2	3,028.3	2,970.7	11,772.8	13,892.8
Operating costs	2,363.5	2,350.8	2,223.8	9,410.8	9,142.3
Gold inventory change	(39.5)	22.0	29.7	46.9	10.0
Operating profit	545.2	655.5	717.2	2,315.1	4,740.5
Amortisation and depreciation	332.2	297.8	306.4	1,236.3	1,340.9
Net operating profit	213.0	357.7	410.8	1,078.8	3,399.6
Finance income/(cost)	104.0	(38.5)	94.8	132.3	239.8
- Net interest and investment income/(cost)	27.9	(4.4)	28.6	29.1	158.4
- Exchange gain/(loss) on foreign debt and cash	76.1	(34.1)	66.2	103.2	81.4
(Loss)/gain on financial instruments	(71.1)	44.2	311.4	129.0	460.9
Other (expenses)/income	(31.3)	25.5	(20.1)	10.1	(15.8)
Exploration	(61.7)	(44.4)	(100.4)	(196.5)	(211.8)
Profit before taxation and exceptional items	152.9	344.5	696.5	1,153.7	3,872.7
Exceptional gain/(loss)	(432.2)	20.6	271.7	(175.7)	571.8
(Loss)/profit before taxation	(279.3)	365.1	968.2	978.0	4,444.5
Mining and income taxation	(124.2)	63.8	151.1	60.5	1,363.5
- Normal taxation	48.3	70.5	(8.4)	206.6	728.6
- Deferred taxation	(172.5)	(6.7)	159.5	(146.1)	634.9
(Loss)/profit after taxation	(155.1)	301.3	817.1	917.5	3,081.0
Minority interest	30.4	46.8	27.7	149.9	128.0
Net earnings	(185.5)	254.5	789.4	767.6	2,953.0
Exceptional items:					
Profit on sale of investments	-	47.2	301.8	95.6	479.7
Write-off of mineral rights	(0.1)	(24.7)	-	(24.8)	-
Profit on sale of mineral rights	-	-	-	187.2	-
Settlement of post-retirement health care obligations	-	(5.0)	(26.7)	(5.0)	(26.7)
Profit on disposal of St Helena	-	-	-	-	121.7
Impairment of assets	(426.2)	-	-	(426.2)	-
Other	(5.9)	3.1	(3.4)	(2.5)	(2.9)
Total exceptional items	(432.2)	20.6	271.7	(175.7)	571.8
Taxation	112.8	(3.4)	(1.7)	154.8	(37.7)
Net exceptional items after tax & minorities share	(319.4)	17.2	270.0	(20.9)	534.1
Net earnings per share (cents)	(39)	51	167	158	626
Headline earnings	128.9	220.8	494.4	763.1	2,393.4
Headline earnings per share (cents)	26	45	104	157	507
Diluted earnings per share (cents)	(40)	51	166	156	621
Net earnings excluding gains and losses on financial instruments, foreign debt and exceptional items	102.3	237.8	225.9	586.9	2,010.9
Net earnings per share excluding gains and losses on financial instruments, foreign debt and exceptional items (cents)	21	48	48	121	426
Gold sold – managed kg	34,267	34,069	34,244	137,044	143,136
Gold price received R/kg	83,731	88,887	86,751	85,905	97,060
Total cash costs R/kg	66,218	67,528	63,369	67,075	61,766

Income Statement
International Financial Reporting Standards Basis

US DOLLARS		Quarter			Year ended	
(Figures are in millions unless otherwise stated)		June 2004	March 2004	June 2003	June 2004	June 2003
Revenue		434.3	444.4	383.2	1,706.2	1,531.7
Operating costs		357.1	345.3	280.5	1,363.9	1,008.0
Gold inventory change		(5.5)	3.2	3.2	6.8	1.1
Operating profit		82.7	95.9	99.5	335.5	522.6
Amortisation and depreciation		50.0	43.8	39.0	179.2	147.8
Net operating profit		32.7	52.1	60.5	156.3	374.8
Finance income/(cost)		15.1	(5.3)	11.3	19.2	26.5
- Net interest and investment income/(cost)		4.0	(0.6)	3.9	4.2	17.5
- Exchange gain/(loss) on foreign debt and cash		11.1	(4.7)	7.4	15.0	9.0
(Loss)/gain on financial instruments		(9.9)	6.6	35.1	18.7	50.8
Other (expenses)/income		(4.4)	3.7	(2.3)	1.5	(1.8)
Exploration		(9.2)	(6.6)	(11.6)	(28.5)	(23.3)
Profit before taxation and exceptional items		24.3	50.5	93.0	167.2	427.0
Exceptional gain/(loss)		(62.1)	3.4	31.4	(25.5)	63.0
(Loss)/profit before taxation		(37.8)	53.9	124.4	141.7	490.0
Mining and income taxation		(17.7)	9.3	22.8	8.7	150.3
- Normal taxation		7.3	10.2	2.8	29.9	80.3
- Deferred taxation		(25.0)	(0.9)	20.0	(21.2)	70.0
(Loss)/profit after taxation		(20.1)	44.6	101.6	133.0	339.7
Minority interest		4.6	6.9	3.6	21.7	14.1
Net earnings		(24.7)	37.7	98.0	111.3	325.6
Exceptional items:						
Profit on sale of investments		0.2	6.9	34.2	13.9	52.9
Write-off of mineral rights		(1.6)	(2.0)	-	(3.6)	-
Profit on sale of mineral rights		1.9	-	-	27.1	-
Settlement of post-retirement health care obligations		-	(0.7)	(3.0)	(0.7)	(3.0)
Profit on disposal of St Helena		-	-	0.6	-	13.4
Impairment of assets		(61.8)	-	-	(61.8)	-
Other		(0.8)	(0.8)	(0.4)	(0.4)	(0.3)
Total exceptional items		(62.1)	3.4	31.4	(25.5)	63.0
Taxation		16.4	(0.4)	(0.4)	22.4	(4.2)
Net exceptional items after tax & minorities share		(45.7)	3.0	31.0	(3.1)	58.8
Net earnings per share (cents)		(5)	7	21	23	69
Headline earnings		20.0	32.4	64.2	110.6	263.9
Headline earnings per share (cents)		4	7	14	23	56
Diluted earnings per share (cents)		(5)	7	21	23	69
Net earnings excluding gains and losses on financial instruments, foreign debt and exceptional items		15.9	34.4	34.0	85.1	221.7
Net earnings per share excluding gains and losses on financial instruments, foreign debt and exceptional items (cents)		4	7	8	18	47
Exchange rate – SA rand/US dollar		6.60	6.79	7.74	6.90	9.07
Gold sold – managed	ozs (000)	1,102	1,095	1,101	4,406	4,602
Gold price received	$/oz	395	407	349	387	333
Total cash costs	$/oz	312	309	255	302	212

Balance Sheets
International Financial Reporting Standards Basis

(Figures are in millions)	SA RAND		US DOLLARS	
	June 2004	June 2003	June 2004	June 2003
Mining and mineral assets	15,828.6	15,371.3	2,512.5	1,973.2
Non-current assets	331.4	275.0	52.6	35.3
Investments	801.2	512.1	127.2	65.7
Current assets	6,241.9	3,059.5	990.8	392.7
- Other current assets	2,107.4	2,018.7	334.5	259.1
- Net cash and deposits	4,134.5	1,040.8	656.3	133.6
Total assets	23,203.1	19,217.9	3,683.1	2,466.9
Shareholders' equity	14,949.3	11,295.5	2,372.9	1,450.0
Minority interest	662.9	668.2	105.2	85.8
Deferred taxation	3,336.1	4,279.6	529.5	549.4
Long-term loans	1,428.6	164.2	226.8	21.1
Environmental rehabilitation provisions	715.4	715.3	113.6	91.8
Post-retirement health care provisions	58.1	90.7	9.2	11.6
Current liabilities	2,052.7	2,004.4	325.9	257.2
- Other current liabilities	1,846.0	1,844.7	293.1	236.7
- Current portion of long-term loans	206.7	159.7	32.8	20.5
Total equity and liabilities	23,203.1	19,217.9	3,683.1	2,466.9
S.A. rand/U.S. dollar conversion rate			6.30	7.79
S.A. rand/Australian dollar conversion rate			4.41	5.16

Condensed Statements of Changes in Equity
International Financial Reporting Standards Basis

(Figures are in millions)	SA RAND		US DOLLARS	
	June 2004	June 2003	June 2004	June 2003
Balance as at the beginning of the financial year	11,295.5	11,095.8	1,450.0	1,071.0
Currency translation adjustment and other	(1,031.7)	(750.9)	239.4	265.9
Issue of share capital	9.5	1.0	1.4	0.1
Increase in share premium	1,567.1	24.1	227.1	2.7
Equity component of Mvela loan	3,130.2	-	453.7	-
Marked to market valuation of listed investments	(119.8)	(281.1)	(17.4)	(31.0)
Dividends	(669.1)	(1,746.4)	(92.6)	(184.3)
Net earnings	767.6	2,953.0	111.3	325.6
Balance as at the end of June	14,949.3	11,295.5	2,372.9	1,450.0

Reconciliation of Headline Earnings with Net Earnings

(Figures are in millions unless otherwise stated)	SA RAND		US DOLLARS	
	June 2004	June 2003	June 2004	June 2003
Net earnings	767.6	2,953.0	111.3	325.6
Profit on sale of investments	(95.6)	(479.7)	(13.9)	(52.9)
Taxation effect of profit on sale of investments	19.1	19.1	2.8	2.1
Profit on sale of mineral rights	(187.2)	-	(27.1)	-
Taxation effect of sale of mineral rights	(53.0)	-	(7.7)	-
Impairment of assets	426.2	-	61.8	-
Taxation effect of impairment of assets	(111.4)	-	(16.1)	-
Profit on disposal of St Helena	-	(121.7)	-	(13.4)
Taxation effect of profit on disposal of St Helena	-	27.3	-	3.0
Other after tax adjustments	(2.6)	(4.6)	(0.5)	(0.5)
Headline earnings	763.1	2,393.4	110.6	263.9
Headline earnings per share – cents	157	507	23	56
Based on headline earnings as given above divided by 485,020,966 (June 2003 – 471,814,106) being the weighted average number of ordinary shares for the year				

Cash Flow Statements
International Financial Reporting Standards Basis

SA RAND	Quarter			Year ended	
(Figures are in millions)	June 2004	March 2004	June 2003	June 2004	June 2003
Cash flow from operating activities	436.3	527.7	577.1	1,672.3	4,101.1
Profit before tax and exceptional items	152.9	344.6	696.5	1,153.7	3,872.7
Exceptional items	(432.2)	20.6	271.7	(175.7)	571.8
Amortisation and depreciation	332.2	297.8	306.4	1,236.3	1,340.9
Change in working capital	211.0	94.3	(40.9)	179.6	191.6
Taxation paid	(49.4)	(119.2)	(123.7)	(522.6)	(786.9)
Other non-cash items	221.8	(110.4)	(532.9)	(199.0)	(1,089.0)
Dividends paid	-	(196.7)	(22.5)	(669.1)	(1,798.0)
Ordinary shareholders	-	(196.7)	-	(669.1)	(1,746.4)
Minority shareholders in subsidiaries	-	-	(22.5)	-	(51.6)
Cash utilised in investing activities	(998.2)	(654.5)	(579.9)	(3,066.0)	(1,938.3)
Capital expenditure – additions	(937.5)	(748.8)	(709.2)	(2,880.1)	(2,303.3)
Capital expenditure – proceeds on disposal	-	326.6	24.3	391.7	25.9
Purchase of investments	(26.5)	(342.8)	(11.5)	(706.9)	(63.8)
Sale of investments	-	130.1	358.8	201.9	561.9
Proceeds on the disposal of investments/subsidiary	-	-	(242.3)	-	120.0
Environmental and post-retirement health care payments	(34.2)	(19.6)	-	(72.6)	(279.0)
Cash flow from financing activities	64.6	4,007.8	(728.7)	5,417.8	(1,143.6)
Equity portion of Mvela long-term loan	-	2,453.6	-	2,453.6	-
Debt portion of Mvela long-term loan	-	1,653.4	-	1,653.4	-
Loans repaid	(0.1)	(100.1)	(704.9)	(294.0)	(1,101.3)
Minority shareholder's loan received/(repaid)	60.5	-	(31.0)	88.6	(82.7)
Shares issued	4.2	0.9	7.2	1,516.2	40.4
Net cash (outflow)/inflow	(497.3)	3,684.3	(754.0)	3,355.0	(778.8)
Translation adjustment	(69.1)	(87.4)	(26.6)	(261.3)	(207.5)
Cash at beginning of period	4,700.9	1,104.0	1,821.4	1,040.8	2,027.1
Cash at end of period	4,134.5	4,700.9	1,040.8	4,134.5	1,040.8

US DOLLARS	Quarter			Year ended	
(Figures are in millions)	June 2004	March 2004	June 2003	June 2004	June 2003
Cash flow from operating activities	65.9	76.8	95.0	242.4	465.7
Profit before tax and exceptional items	24.3	50.5	93.0	167.2	427.0
Exceptional items	(62.1)	3.4	31.4	(25.5)	63.0
Amortisation and depreciation	50.0	43.8	39.0	179.2	147.8
Change in working capital	30.5	13.2	(3.3)	26.0	21.1
Taxation paid	(8.1)	(17.7)	(3.4)	(75.7)	(73.1)
Other non-cash items	31.3	(16.4)	(61.7)	(28.8)	(120.1)
Dividends paid	-	(29.4)	(2.9)	(92.6)	(190.1)
Ordinary shareholders	-	(29.4)	-	(92.6)	(184.3)
Minority shareholders in subsidiaries	-	-	(2.9)	-	(5.8)
Cash utilised in investing activities	(148.7)	(96.5)	(61.2)	(444.2)	(204.9)
Capital expenditure – additions	(139.0)	(109.4)	(86.7)	(417.4)	(254.4)
Capital expenditure – proceeds on disposal	-	46.8	3.1	56.8	3.3
Purchase of investments	(5.2)	(49.7)	(1.4)	(102.4)	(7.0)
Sale of investments	0.5	18.7	50.7	29.3	72.1
Proceeds on the disposal of investments/subsidiary	-	-	-	-	11.9
Environmental and post-retirement health care payments	(5.0)	(2.9)	(26.9)	(10.5)	(30.8)
Cash flow from financing activities	8.8	576.3	(98.2)	774.8	(145.7)
Equity portion of Mvela long-term loan	-	350.5	-	350.5	-
Debt portion of Mvela long-term loan	-	236.2	-	236.2	-
Loans repaid	-	(13.7)	(94.5)	(40.7)	(140.4)
Minority shareholder's loan received/(repaid)	5.1	0.1	(4.7)	9.1	(9.8)
Shares issued	3.7	3.2	1.0	219.7	4.5
Net cash (outflow)/inflow	(74.0)	527.2	(67.3)	480.4	(75.0)
Translation adjustment	9.3	33.1	(22.6)	42.3	12.9
Cash at beginning of period	721.0	160.7	223.5	133.6	195.7
Cash at end of period	656.3	721.0	133.6	656.3	133.6

Hedging / Derivatives

Policy

The Group's policy is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IFRS 39, except for the debt portion of the interest rate swap which has been hedge accounted, and accordingly the positions have been marked to market.

On 7 January 2004, Gold Fields Australia closed out the Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/AU$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group is able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/AU$. The future US dollar locked-in value and cost of the new structure achieved at the time is depicted.

However, subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or AU$140.0 million at 0.7670 US$/AU$, the rate at the time of the original transaction. The value fixed in Australian dollar amounts to AU$147 million, based on a spot rate of 0.7158 US$/AU$.

Payment value dates	Net Future Cash Flows US$ '000	Future Cash Flows AU$ '000
30 June 2004	6,155	8,635
30 September 2004	10,950	15,519
31 December 2004	10,540	15,074
31 March 2005	10,195	14,694
30 June 2005	9,885	14,345
30 September 2005	9,560	13,954
30 December 2005	9,275	13,606
31 March 2006	9,020	13,292
30 June 2006	8,720	12,899
29 September 2006	8,460	12,561
29 December 2006	8,245	12,281
TOTAL	101,005	146,860

The call options purchased at a cost of US$8.3 million are detailed below:

US DOLLAR / AUSTRALIAN DOLLAR

Year ended 30 June	2005	2006	2007	TOTAL
Australian dollar call options:				
Amount (US dollars) -000's	87,500	100,000	75,000	262,500
Average strike price -(US$/AU$)	0.7670	0.7670	0.7670	0.7670

The marked to market value of all transactions making up the positions in the above table was a positive US$2.8 million. This was based on an exchange rate of AU$/US$ 0.6996. The value was based on the prevailing interest rates and volatilities at the time.

US DOLLAR / RAND

Year ended 30 June	2005	2006	2007	TOTAL
Forward purchases:				
Amount (US dollars) -000's	50,000	-	-	50,000
Average rate -(ZAR/US$)	6.6368	-	-	6.6368

The forward purchase of US$50 million matured on 3 June 2004. This amount was extended to mature on 3 December 2004, resulting in a cash outflow of R100 million (US$16 million). The marked to market value of all transactions making up the positions in the above table was a negative R7.0 million (US$1.1 million negative). The value was based on an exchange rate of ZAR/US$6.30 and the prevailing interest rates and volatilities at the time.

INTEREST RATE SWAP

In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the 5 year ZAR swap rate, at 9.6179% plus a margin of 0.95%. GFI Mining SA simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining SA is now exposed to the 3 month Jibar rate plus a margin of 1.025%. The Jibar rate for the current quarter was fixed at 8.02%.

For accounting purposes the Mvela loan is split into a debt component and an equity component and accordingly the net present value of future interest payments (R1,654 million) is classified as debt, while the balance (R2,454 million) is categorised as equity. The marked to market value of the interest rate swap is a loss of R104 million. The fair value adjustment of the debt portion of the loan is a gain of R23 million, to which hedge accounting is applied. In terms of hedge accounting, the liability that exists on the balance sheet (the loan of R1.6 billion) is decreased accordingly and the gain of R23 million is taken to the income statement, partly offsetting the R104 million above. The settlement gain on the swap for the quarter was R18 million, R12 million of which was taken to the income statement and R6 million to the debt portion of the loan. The net impact on earnings for the quarter is a R51 million pre-tax loss (as R30 million was accounted for in the previous quarter) and R31 million after tax. From a cash flow perspective, the marked to market loss is offset by the present value of the interest saving on the loan over the life of the loan. The value was based on the prevailing interest rates and volatilities at the time.

Total Cash Costs
Gold Institute Industry Standard

(All figures are in Rand millions unless otherwise stated)		Total Mine Operations	SA OPERATIONS				INTERNATIONAL	Ghana		Australia	
			Total	Driefontein	Kloof	Beatrix	Total	Tarkwa	Damang	St Ives	Agnew
Operating costs [(1)]	June 2004	2,363.5	1,652.8	636.8	620.7	395.3	710.7	219.1	112.5	311.6	67.5
	March 2004	2,350.8	1,643.8	637.6	616.5	389.7	707.0	228.9	115.7	287.4	75.0
	Financial year ended	9,410.8	6,682.6	2,558.5	2,538.0	1,586.1	2,728.2	873.6	460.0	1,120.1	274.5
Gold in process and inventory change*	June 2004	(34.4)	-	-	-	-	(34.4)	(15.3)	(3.5)	(23.3)	7.7
	March 2004	15.0	-	-	-	-	15.0	(7.2)	(2.8)	17.9	7.1
	Financial year ended	38.9	-	-	-	-	38.9	0.4	1.4	2.3	34.8
Less: Rehabilitation costs	June 2004	10.7	9.3	2.8	5.6	0.9	1.4	0.2	0.6	0.4	0.2
	March 2004	10.3	9.2	2.8	5.5	0.9	1.1	0.2	0.2	0.5	0.2
	Financial year ended	41.2	36.5	11.2	21.8	3.5	4.7	0.7	1.4	1.8	0.8
Production taxes	June 2004	9.8	9.8	3.2	4.9	1.7	-	-	-	-	-
	March 2004	7.6	7.6	0.3	5.0	2.3	-	-	-	-	-
	Financial year ended	33.9	33.9	7.5	19.2	7.2	-	-	-	-	-
General and admin	June 2004	78.3	54.0	25.7	16.9	11.4	24.3	9.6	3.3	9.0	2.4
	March 2004	85.3	57.1	25.8	18.6	12.7	28.2	11.5	3.1	11.7	1.9
	Financial year ended	334.6	225.6	101.0	74.9	49.7	109.0	44.6	12.4	44.5	7.5
Cash operating costs	June 2004	2,230.3	1,579.7	605.1	593.3	381.3	650.6	194.0	105.1	278.9	72.6
	March 2004	2,262.6	1,569.9	608.7	587.4	373.8	692.7	210.0	109.6	293.1	80.0
	Financial year ended	9,040.0	6,386.6	2,438.8	2,422.1	1,525.7	2,653.4	828.7	447.6	1,076.1	301.0
Plus: Production taxes	June 2004	9.8	9.8	3.2	4.9	1.7	-	-	-	-	-
	March 2004	7.6	7.6	0.3	5.0	2.3	-	-	-	-	-
	Financial year ended	33.9	33.9	7.5	19.2	7.2	-	-	-	-	-
Royalties	June 2004	29.0	-	-	-	-	29.0	9.6	6.4	8.9	4.1
	March 2004	30.4	-	-	-	-	30.4	11.5	6.5	9.1	3.3
	Financial year ended	118.3	-	-	-	-	118.3	44.3	24.8	35.5	13.7
TOTAL CASH COSTS [(2)]	June 2004	2,269.1	1,589.5	608.3	598.2	383.0	679.6	203.6	111.5	287.8	76.7
	March 2004	2,300.6	1,577.5	609.0	592.4	376.1	723.1	221.5	116.1	302.2	83.3
	Financial year ended	9,192.2	6,420.5	2,446.3	2,441.3	1,532.9	2,771.7	873.0	472.4	1,111.6	314.7
Plus: Amortisation*	June 2004	299.1	147.6	62.2	63.6	21.8	151.5	24.2	15.2	112.1	
	March 2004	281.3	143.2	60.1	62.0	21.1	138.1	23.4	14.5	100.2	
	Financial year ended	1,145.3	565.9	233.0	248.3	84.6	579.4	100.3	56.1	423.0	
Rehabilitation	June 2004	10.7	9.3	2.8	5.6	0.9	1.4	0.2	0.6	0.6	
	March 2004	10.3	9.2	2.8	5.5	0.9	1.1	0.2	0.2	0.7	
	Financial year ended	41.2	36.5	11.2	21.8	3.5	4.7	0.7	1.4	2.6	
TOTAL PRODUCTION COSTS [(3)]	June 2004	2,578.9	1,746.4	673.3	667.4	405.7	832.5	228.0	127.3	477.2	
	March 2004	2,592.2	1,729.9	671.9	659.9	398.1	862.3	245.1	130.8	486.4	
	Financial year ended	10,378.7	7,022.9	2,690.5	2,711.4	1,621.0	3,355.8	974.0	529.9	1,851.9	
Gold sold - thousand ounces	June 2004	1,101.7	699.7	290.3	259.2	150.2	402.0	123.1	82.5	143.6	52.7
	March 2004	1,095.3	695.2	289.6	250.9	154.7	400.1	137.4	78.1	131.8	52.8
	Financial year ended	4,406.1	2,803.7	1,141.2	1,037.6	624.9	1,602.4	550.0	308.3	542.6	201.5
TOTAL CASH COSTS - US$/oz	June 2004	312	344	317	350	386	256	251	205	304	221
	March 2004	309	334	310	348	358	266	237	219	338	233
	Financial year ended	302	332	311	341	356	251	230	222	297	226
TOTAL PRODUCTION COSTS - US$/oz	June 2004	355	378	351	390	409	314	281	234	368	
	March 2004	349	366	342	387	379	317	263	246	388	
	Financial year ended	341	363	342	379	376	304	257	249	361	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute industry standard.

[(1)] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[(2)] Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

[(3)] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.

Average exchange rates are US$1 = R6.60 and US$1 = R6.79 for the June 2004 and March 2004 quarters respectively.

Operating and Financial Results

SA RAND		Total Mine Operations	SA Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	June 2004	11,076	4,069	1,622	1,225	1,222
	March 2004	11,815	4,335	1,655	1,227	1,453
	Financial year ended	46,028	16,869	6,438	4,983	5,448
Yield (grams per ton)	June 2004	3.1	5.3	5.6	6.6	3.8
	March 2004	2.9	5.0	5.4	6.4	3.3
	Financial year ended	3.0	5.2	5.5	6.5	3.6
Gold produced (kilograms)	June 2004	34,267	21,764	9,029	8,063	4,672
	March 2004	34,069	21,624	9,008	7,803	4,813
	Financial year ended	137,044	87,204	35,494	32,273	19,437
Gold sold (kilograms)	June 2004	34,267	21,764	9,029	8,063	4,672
	March 2004	34,069	21,624	9,008	7,803	4,813
	Financial year ended	137,044	87,204	35,494	32,273	19,437
Gold price received (Rand per kilogram)	June 2004	83,731	83,413	83,907	83,034	83,112
	March 2004	88,887	88,665	88,321	88,633	89,362
	Financial year ended	85,905	85,673	85,609	85,728	85,697
Total cash costs (Rand per kilogram)	June 2004	66,218	73,033	67,372	74,191	81,978
	March 2004	67,528	72,951	67,607	75,920	78,143
	Financial year ended	67,075	73,626	68,922	75,645	78,865
Total production costs (Rand per kilogram)	June 2004	75,259	80,243	74,571	82,773	86,836
	March 2004	76,087	79,999	74,589	84,570	82,713
	Financial year ended	75,733	80,534	75,802	84,015	83,398
Operating costs (Rand per ton)	June 2004	213	406	393	507	323
	March 2004	199	379	385	502	268
	Financial year ended	204	396	397	509	291
Financial Results (Rand million)						
Revenue	June 2004	2,869.2	1,815.4	757.6	669.5	388.3
	March 2004	3,028.3	1,917.3	795.6	691.6	430.1
	Financial year ended	11,772.8	7,471.0	3,038.6	2,766.7	1,665.7
Operating costs	June 2004	2,363.5	1,652.8	636.8	620.7	395.3
	March 2004	2,350.8	1,643.8	637.6	616.5	389.7
	Financial year ended	9,410.8	6,682.6	2,558.5	2,538.0	1,586.1
Gold inventory change	June 2004	(39.5)	-	-	-	-
	March 2004	22.0	-	-	-	-
	Financial year ended	46.9	-	-	-	-
Operating profit	June 2004	545.2	162.6	120.8	48.8	(7.0)
	March 2004	655.5	273.5	158.0	75.1	40.4
	Financial year ended	2,315.1	788.4	480.1	228.7	79.6
Amortisation of mining assets	June 2004	304.2	147.6	62.2	63.6	21.8
	March 2004	274.3	143.2	60.1	62.0	21.1
	Financial year ended	1,137.3	565.9	233.0	248.3	84.6
Net operating profit	June 2004	241.0	15.0	58.6	(14.8)	(28.8)
	March 2004	381.2	130.3	97.9	13.1	19.3
	Financial year ended	1,177.8	222.5	247.1	(19.6)	(5.0)
Other income/(expenses)	June 2004	(119.0)	(121.7)	(37.9)	(40.8)	(43.0)
	March 2004	56.3	(42.3)	(18.1)	(12.5)	(11.7)
	Financial year ended	113.0	(191.5)	(73.2)	(58.8)	(59.5)
Profit before taxation	June 2004	122.0	(106.7)	20.7	(55.6)	(71.8)
	March 2004	437.5	88.0	79.8	0.6	7.6
	Financial year ended	1,290.8	31.0	173.9	(78.4)	(64.5)
Mining and income taxation	June 2004	(107.4)	(183.8)	(10.7)	(32.1)	(141.0)
	March 2004	78.1	(31.7)	(20.2)	(14.5)	3.0
	Financial year ended	119.6	(300.4)	(77.5)	(86.1)	(136.8)
- Normal taxation	June 2004	37.9	4.7	8.2	(1.7)	(1.8)
	March 2004	54.0	18.2	5.6	6.2	6.4
	Financial year ended	161.1	24.0	14.3	4.8	4.9
- Deferred taxation	June 2004	(145.3)	(188.5)	(18.9)	(30.4)	(139.2)
	March 2004	24.1	(49.9)	(25.8)	(20.7)	(3.4)
	Financial year ended	(41.5)	(324.4)	(91.8)	(90.9)	(141.7)
Exceptional items	June 2004	(425.8)	(426.2)	-	-	(426.2)
	March 2004	(1.6)	(1.6)	(0.9)	(0.7)	-
	Financial year ended	(239.2)	(242.7)	185.3	(1.9)	(426.1)
Net earnings	June 2004	(196.4)	(349.1)	31.4	(23.5)	(357.0)
	March 2004	357.8	118.1	99.1	14.4	4.6
	Financial year ended	932.0	88.7	436.7	5.8	(353.8)
Capital expenditure (Rand million)	June 2004	893.5	184.6	39.7	76.4	68.5
	March 2004	703.9	152.7	29.0	56.9	66.8
	Financial year ended	2,719.4	877.8	238.3	344.4	295.1
Planned for next six months to December 2004		1,343.6	443.4	151.5	124.5	167.4

Operating and Financial Results

SA RAND		International				
	Total	**Ghana**		**Australia #**	
		Tarkwa	**Damang**	**St Ives**	**Agnew**
Operating Results						
Ore milled/treated (000 tons)	June 2004	7,007	3,837	1,391	1,488	291
	March 2004	7,480	4,165	1,301	1,723	291
	Financial year ended	29,159	16,000	5,236	6,744	1,179
Yield (grams per ton)	June 2004	1.8	1.0	1.8	3.0	5.6
	March 2004	1.7	1.0	1.9	2.4	5.6
	Financial year ended	1.7	1.1	1.8	2.5	5.3
Gold produced (kilograms)	June 2004	12,503	3,829	2,567	4,468	1,639
	March 2004	12,445	4,274	2,430	4,099	1,642
	Financial year ended	49,840	17,107	9,589	16,877	6,267
Gold sold (kilograms)	June 2004	12,503	3,829	2,567	4,468	1,639
	March 2004	12,445	4,274	2,430	4,099	1,642
	Financial year ended	49,840	17,107	9,589	16,877	6,267
Gold price received (Rand per kilogram)	June 2004	84,284	83,233	84,262	84,960	84,930
	March 2004	89,273	88,956	89,177	89,729	89,099
	Financial year ended	86,312	85,977	86,339	86,591	86,437
Total cash costs (Rand per kilogram)	June 2004	54,355	53,173	43,436	64,414	46,797
	March 2004	58,104	51,825	47,778	73,725	50,731
	Financial year ended	55,612	51,032	49,265	65,865	50,215
Total production costs (Rand per kilogram)	June 2004	66,584	59,546	49,591	78,140	
	March 2004	69,289	57,347	53,827	84,724	
	Financial year ended	67,331	56,936	55,261	80,016	
Operating costs (Rand per ton)	June 2004	101	57	81	209	232
	March 2004	95	55	89	167	258
	Financial year ended	94	55	88	166	233
Financial Results (Rand million)						
Revenue	June 2004	1,053.8	318.7	216.3	379.6	139.2
	March 2004	1,111.0	380.2	216.7	367.8	146.3
	Financial year ended	4,301.8	1,470.8	827.9	1,461.4	541.7
Operating costs	June 2004	710.7	219.1	112.5	311.6	67.5
	March 2004	707.0	228.9	115.7	287.4	75.0
	Financial year ended	2,728.2	873.6	460.0	1,120.1	274.5
Gold inventory change	June 2004	(39.5)	(16.8)	(3.4)	(30.5)	11.2
	March 2004	22.0	(8.0)	(2.8)	22.4	10.4
	Financial year ended	46.9	(0.2)	1.5	2.2	43.4
Operating profit	June 2004	382.6	116.4	107.2	98.5	60.5
	March 2004	382.0	159.3	103.8	58.0	60.9
	Financial year ended	1,526.7	597.4	366.4	339.1	223.8
Amortisation of mining assets #	June 2004	156.6	25.7	15.1	115.8	
	March 2004	131.1	24.2	14.5	92.4	
	Financial year ended	571.4	100.9	56.0	414.5	
Net operating profit	June 2004	226.0	90.7	92.1	43.2	
	March 2004	250.9	135.1	89.3	26.6	
	Financial year ended	955.3	496.5	310.4	148.4	
Other income/(expenses)	June 2004	2.7	(0.5)	0.4	2.8	
	March 2004	98.6	2.8	0.1	95.7	
	Financial year ended	304.5	5.4	(0.1)	299.2	
Profit before taxation	June 2004	228.7	90.2	92.5	46.0	
	March 2004	349.5	137.9	89.4	122.3	
	Financial year ended	1,259.8	501.9	310.3	447.6	
Mining and income taxation	June 2004	76.4	36.0	30.8	9.6	
	March 2004	109.8	56.0	8.6	45.2	
	Financial year ended	420.0	202.7	70.7	146.6	
- Normal taxation	June 2004	33.2	11.6	8.6	13.0	
	March 2004	35.8	14.6	8.8	12.4	
	Financial year ended	137.1	55.7	32.2	49.2	
- Deferred taxation	June 2004	43.2	24.4	22.2	(3.4)	
	March 2004	74.0	41.4	(0.2)	32.8	
	Financial year ended	282.9	147.0	38.5	97.4	
Exceptional items	June 2004	0.4	-	-	0.4	
	March 2004	-	-	-	-	
	Financial year ended	3.5	-	-	3.5	
Net earnings	June 2004	152.7	54.2	61.7	36.8	
	March 2004	239.7	81.9	80.8	77.0	
	Financial year ended	843.3	299.2	239.6	304.5	
Capital expenditure (Rand million)	June 2004	708.9	392.0	8.8	284.2	23.9
	March 2004	551.2	281.3	0.9	238.9	30.1
	Financial year ended	1,841.6	943.4	22.0	755.4	120.8
Planned for next six months to December 2004		900.2	362.4	30.2	408.4	99.2

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and Financial Results

US DOLLARS		Total Mine Operations	SA Operations			
			Total	**Driefontein**	**Kloof**	**Beatrix**
Operating Results						
Ore milled/treated (000 tons)	June 2004	11,076	4,069	1,622	1,225	1,222
	March 2004	11,815	4,335	1,655	1,227	1,453
	Financial year ended	46,028	16,869	6,438	4,983	5,448
Yield (ounces per ton)	June 2004	0.099	0.172	0.179	0.212	0.123
	March 2004	0.093	0.160	0.175	0.204	0.106
	Financial year ended	0.096	0.166	0.177	0.208	0.115
Gold produced (000 ounces)	June 2004	1,101.7	699.7	290.3	259.2	150.2
	March 2004	1,095.3	695.2	289.6	250.9	154.7
	Financial year ended	4,406.1	2,803.7	1,141.2	1,037.6	624.9
Gold sold (000 ounces)	June 2004	1,101.7	699.7	290.3	259.2	150.2
	March 2004	1,095.3	695.2	289.6	250.9	154.7
	Financial year ended	4,406.1	2,803.7	1,141.2	1,037.6	624.9
Gold price received (Dollars per ounce)	June 2004	395	393	395	391	392
	March 2004	407	406	405	406	409
	Financial year ended	387	386	386	386	386
Total cash costs (Dollars per ounce)	June 2004	312	344	317	350	386
	March 2004	309	334	310	348	358
	Financial year ended	302	332	311	341	356
Total production costs (Dollars per ounce)	June 2004	355	378	351	390	409
	March 2004	349	366	342	387	379
	Financial year ended	341	363	342	379	376
Operating costs (Dollars per ton)	June 2004	32	62	59	77	49
	March 2004	29	56	57	74	39
	Financial year ended	30	57	58	74	42
Financial Results ($ million)						
Revenue	June 2004	434.3	274.8	114.5	101.4	58.9
	March 2004	444.4	281.4	116.6	101.6	63.1
	Financial year ended	1,706.2	1,082.8	440.4	401.0	241.4
Operating costs	June 2004	357.1	249.9	96.3	93.9	59.8
	March 2004	345.3	241.6	93.7	90.7	57.3
	Financial year ended	1,363.9	968.5	370.8	367.8	229.9
Gold inventory change	June 2004	(5.5)	-	-	-	-
	March 2004	3.2	-	-	-	-
	Financial year ended	6.8	-	-	-	-
Operating profit	June 2004	82.7	24.9	18.3	7.4	(0.8)
	March 2004	95.9	39.8	23.0	10.9	5.9
	Financial year ended	335.5	114.3	69.6	33.1	11.5
Amortisation of mining assets	June 2004	45.8	22.3	9.4	9.6	3.3
	March 2004	40.3	21.0	8.8	9.1	3.1
	Financial year ended	164.8	82.0	33.8	36.0	12.3
Net operating profit	June 2004	36.9	2.6	8.9	(2.2)	(4.1)
	March 2004	55.6	18.8	14.2	1.8	2.8
	Financial year ended	170.7	32.2	35.8	(2.8)	(0.7)
Other income/(expenses)	June 2004	(16.8)	(17.8)	(5.6)	(6.0)	(6.3)
	March 2004	8.4	(6.1)	(2.6)	(1.8)	(1.7)
	Financial year ended	16.4	(27.8)	(10.6)	(8.5)	(8.6)
Profit before taxation	June 2004	20.1	(15.2)	3.3	(8.1)	(10.4)
	March 2004	64.0	12.7	11.5	-	1.1
	Financial year ended	187.1	4.5	25.2	(11.4)	(9.3)
Mining and income taxation	June 2004	(15.1)	(26.9)	(1.7)	(4.8)	(20.4)
	March 2004	11.5	(4.7)	(3.0)	(2.2)	0.4
	Financial year ended	17.3	(43.5)	(11.2)	(12.5)	(19.8)
- Normal taxation	June 2004	5.7	0.7	1.2	(0.2)	(0.2)
	March 2004	7.9	2.6	0.8	0.9	0.9
	Financial year ended	23.3	3.5	2.1	0.7	0.7
- Deferred taxation	June 2004	(20.8)	(27.6)	(2.9)	(4.5)	(20.2)
	March 2004	3.6	(7.3)	(3.8)	(3.0)	(0.5)
	Financial year ended	(6.0)	(47.0)	(13.3)	(13.2)	(20.5)
Exceptional items	June 2004	(61.3)	(61.4)	0.4	-	(61.8)
	March 2004	0.2	0.1	0.2	(0.1)	-
	Financial year ended	(34.7)	(35.2)	26.9	(0.3)	(61.8)
Net earnings	June 2004	(26.1)	(49.7)	5.4	(3.3)	(51.7)
	March 2004	52.8	17.5	14.8	2.1	0.7
	Financial year ended	135.1	12.9	63.3	0.8	(51.3)
Capital expenditure ($ million)	June 2004	151.6	33.0	7.4	13.6	12.1
	March 2004	116.7	27.6	5.8	10.4	11.5
	Financial year ended	431.7	139.3	37.8	54.7	46.8
Planned for next six months to December 2004		213.3	70.4	24.0	19.8	26.6

Average exchange rates are US$1 = R6.60 and US$1 = R6.79 for the June 2004 and March 2004 quarters respectively.

Figures may not add as they are rounded independently.

Operating and Financial Results

US DOLLARS		International					Australian Dollars	
			Ghana		Australia #		Australia #	
	Total		**Tarkwa**	**Damang**	**St Ives**	**Agnew**	**St Ives**	**Agnew**
Operating Results								
Ore milled/treated (000 tons) — June 2004	7,007		3,837	1,391	1,488	291	1,488	291
March 2004	7,480		4,165	1,301	1,723	291	1,723	291
Financial year ended	29,159		16,000	5,236	6,744	1,179	6,744	1,179
Yield (ounces per ton) — June 2004	0.057		0.032	0.059	0.097	0.181	0.097	0.181
March 2004	0.053		0.033	0.060	0.076	0.181	0.076	0.181
Financial year ended	0.055		0.034	0.059	0.080	0.171	0.080	0.171
Gold produced (000 ounces) — June 2004	402.0		123.1	82.5	143.6	52.7	143.6	52.7
March 2004	400.1		137.4	78.1	131.8	52.8	131.8	52.8
Financial year ended	1,602.4		550.0	308.3	542.6	201.5	542.6	201.5
Gold sold (000 ounces) — June 2004	402.0		123.1	82.5	143.6	52.7	143.6	52.7
March 2004	400.1		137.4	78.1	131.8	52.8	131.8	52.8
Financial year ended	1,602.4		550.0	308.3	542.6	201.5	542.6	201.5
Gold price received (Dollars per ounce) — June 2004	397		392	397	400	400	556	556
March 2004	409		407	408	411	408	538	534
Financial year ended	389		388	389	390	390	547	546
Total cash costs (Dollars per ounce) — June 2004	256		251	205	304	221	422	306
March 2004	266		237	219	338	233	442	304
Financial year ended	251		230	222	297	226	416	317
Total production costs (Dollars per ounce) — June 2004	314		281	234	368		512	
March 2004	317		263	246	388		508	
Financial year ended	304		257	249	361		506	
Operating costs (Dollars per ton) — June 2004	15		9	12	32	35	44	49
March 2004	14		8	13	25	38	32	50
Financial year ended	14		8	13	24	34	34	47
Financial Results ($ million)								
Revenue — June 2004	159.4		48.6	32.6	57.3	21.0	79.4	29.1
March 2004	163.0		55.9	31.8	54.0	21.4	70.8	28.3
Financial year ended	623.4		213.2	120.0	211.8	78.5	297.0	110.1
Operating costs — June 2004	107.2		33.1	17.0	46.8	10.2	65.0	14.1
March 2004	103.6		33.6	17.0	42.1	11.0	55.5	14.5
Financial year ended	395.4		126.6	66.7	162.3	39.8	227.7	55.8
Gold inventory change — June 2004	(5.5)		(2.4)	(0.5)	(4.4)	1.7	(6.1)	2.3
March 2004	3.2		(1.1)	(0.4)	3.1	1.5	4.5	2.0
Financial year ended	6.8		-	0.2	0.3	6.3	0.4	8.8
Operating profit — June 2004	57.8		17.9	16.1	14.8	9.1	20.5	12.6
March 2004	56.1		23.4	15.2	8.7	8.9	10.8	11.8
Financial year ended	221.3		86.6	53.1	49.1	32.4	68.9	45.5
Amortisation of mining assets # — June 2004	23.6		3.9	2.3	17.4		24.1	
March 2004	19.3		3.6	2.1	13.6		17.7	
Financial year ended	82.8		14.6	8.1	60.1		84.2	
Net operating profit — June 2004	34.3		14.0	13.8	6.5		9.0	
March 2004	36.8		19.8	13.0	4.0		5.0	
Financial year ended	138.4		72.0	45.0	21.5		30.2	
Other income/(expenses) — June 2004	1.0		(0.1)	0.1	1.0		1.2	
March 2004	14.5		0.4	-	14.1		18.3	
Financial year ended	44.1		0.8	-	43.4		60.8	
Profit before taxation — June 2004	35.3		13.9	13.9	7.5		10.2	
March 2004	51.3		20.3	13.0	18.0		23.3	
Financial year ended	182.6		72.7	45.0	64.9		91.0	
Mining and income taxation — June 2004	11.8		5.6	4.5	1.7		2.2	
March 2004	16.2		8.2	1.3	6.6		8.7	
Financial year ended	60.9		29.4	10.2	21.2		29.8	
- Normal taxation — June 2004	5.0		1.8	1.3	2.0		2.7	
March 2004	5.3		2.1	1.3	1.8		2.4	
Financial year ended	19.9		8.1	4.7	7.1		10.0	
- Deferred taxation — June 2004	6.8		3.8	3.3	(0.3)		(0.5)	
March 2004	10.9		6.1	-	4.8		6.3	
Financial year ended	41.0		21.3	5.6	14.1		19.8	
Exceptional items — June 2004	0.1		-	-	0.1		0.1	
March 2004	-		-	-	-		-	
Financial year ended	0.5		-	-	0.5		0.7	
Net earnings — June 2004	23.5		8.4	9.3	5.9		8.0	
March 2004	35.3		12.0	11.7	11.5		14.6	
Financial year ended	122.2		43.4	34.7	44.1		61.9	
Capital expenditure ($ million) — June 2004	118.6		65.2	1.5	47.6	4.3	75.1	7.6
March 2004	89.1		45.3	0.2	38.5	5.1	50.1	6.5
Financial year ended	292.3		149.7	3.5	119.9	19.2	171.3	27.4
Planned for next six months to December 2004	142.9		57.5	4.8	64.8	15.7	92.6	22.5

Average exchange rates are US$1 = R6.60 and US$1 = R6.79 for the June 2004 and March 2004 quarters respectively. The Australian dollar exchange rates are AU$1 = R4.75 and AU$1 = R5.19 for the June 2004 and March 2004 quarters respectively.

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Underground and Surface

SA Rand and Metric Units

Operating Results	Total Mine Operations	SA OPERATIONS				INTERNATIONAL				
		Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia	
							Tarkwa	Damang	St Ives	Agnew
Ore milled / treated (000 ton)										
- underground June 2004	3,342	2,713	927	818	968	629	-	-	528	101
March 2004	3,148	2,585	838	744	1,003	563	-	-	442	121
Financial year ended	13,231	11,186	3,709	3,452	4,025	2,045	-	-	1,619	426
- surface June 2004	7,734	1,356	695	407	254	6,378	3,837	1,391	960	190
March 2004	8,667	1,750	817	483	450	6,917	4,165	1,301	1,281	170
Financial year ended	32,797	5,683	2,729	1,531	1,423	27,114	16,000	5,236	5,125	753
- total June 2004	11,076	4,069	1,622	1,225	1,222	7,007	3,837	1,391	1,488	291
March 2004	11,815	4,335	1,655	1,227	1,453	7,480	4,165	1,301	1,723	291
Financial year ended	46,028	16,869	6,438	4,983	5,448	29,159	16,000	5,236	6,744	1,179
Yield (grams per ton)										
- underground June 2004	7.3	7.4	8.5	9.5	4.7	6.5	-	-	5.2	13.1
March 2004	7.2	7.4	8.6	10.0	4.5	6.1	-	-	4.6	11.3
Financial year ended	7.0	7.1	8.1	9.0	4.6	6.4	-	-	4.9	12.0
- surface June 2004	1.3	1.2	1.7	0.7	0.6	1.3	1.0	1.8	1.8	1.6
March 2004	1.3	1.4	2.2	0.7	0.6	1.3	1.0	1.9	1.6	1.6
Financial year ended	1.4	1.3	2.0	0.8	0.7	1.4	1.1	1.8	1.7	1.5
- combined June 2004	3.1	5.3	5.6	6.6	3.8	1.8	1.0	1.8	3.0	5.6
March 2004	2.9	5.0	5.4	6.4	3.3	1.7	1.0	1.9	2.4	5.6
Financial year ended	3.0	5.2	5.5	6.5	3.6	1.7	1.1	1.8	2.5	5.3
Gold produced (kilograms)										
- underground June 2004	24,236	20,160	7,857	7,785	4,518	4,076	-	-	2,749	1,327
March 2004	22,615	19,193	7,191	7,466	4,536	3,422	-	-	2,054	1,368
Financial year ended	92,757	79,696	30,156	31,089	18,451	13,061	-	-	7,947	5,114
- surface June 2004	10,031	1,604	1,172	278	154	8,427	3,829	2,567	1,719	312
March 2004	11,454	2,431	1,817	337	277	9,023	4,274	2,430	2,045	274
Financial year ended	44,287	7,508	5,338	1,184	986	36,779	17,107	9,589	8,930	1,153
- total June 2004	34,267	21,764	9,029	8,063	4,672	12,503	3,829	2,567	4,468	1,639
March 2004	34,069	21,624	9,008	7,803	4,813	12,445	4,274	2,430	4,099	1,642
Financial year ended	137,044	87,204	35,494	32,273	19,437	49,840	17,107	9,589	16,877	6,267
Operating costs (Rand per ton)										
- underground June 2004	536	577	629	731	398	359	-	-	346	426
March 2004	554	597	694	790	374	356	-	-	326	465
Financial year ended	537	568	639	709	381	369	-	-	346	457
- surface June 2004	74	64	78	55	39	76	57	81	134	129
March 2004	70	57	69	59	32	73	55	89	112	111
Financial year ended	70	58	69	58	36	73	55	88	109	106
- total June 2004	213	406	393	507	323	101	57	81	209	232
March 2004	199	379	385	502	268	95	55	89	167	258
Financial year ended	204	396	397	509	291	94	55	88	166	233

Development Results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		June 2004 quarter			March 2004 quarter			Financial Year ended 30 June 2004		
Reef		Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,573	655	1,707	4,774	958	1,511	19,924	3,732	6,361
Advanced on reef	(m)	677	126	210	814	274	171	3,111	1,154	797
Sampled	(m)	816	168	180	768	303	144	3,093	963	672
Channel width	(cm)	107	26	89	135	34	36	122	50	84
Average value	– (g/t)	16.8	10.4	31.1	18.3	14.7	49.7	17.2	10.6	28.4
	– (cm.g/t)	1,808	272	2,772	2,475	508	1,788	2,103	532	2,395

Kloof		June 2004 quarter				March 2004 quarter				Financial Year ended 30 June 2004			
Reef		Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR
Advanced	(m)	-	110	1,824	8,434	-	138	1,533	7,374	14	1,102	7,011	35,761
Advanced on reef	(m)	-	63	533	1,416	-	70	713	1,276	14	526	2,271	6,170
Sampled	(m)	-	65	664	1,468	-	54	588	1,149	6	428	2,089	5,131
Channel width	(cm)	-	120	117	84	-	89	122	97	46	96	101	87
Average value	– (g/t)	-	3.9	7.0	26.6	-	8.7	20.6	30.0	5.4	8.1	13.3	28.6
	– (cm.g/t)	-	469	826	2,232	-	768	2,511	2,894	247	775	1,345	2,486

Beatrix		June 2004 quarter		March 2004 quarter		Financial Year ended 30 June 2004	
Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	8,263	1,907	7,837	2,207	34,064	9,471
Advanced on reef	(m)	1,599	417	1,296	545	6,938	2,338
Sampled	(m)	1,308	477	1,101	537	6,273	2,364
Channel width	(cm)	59	131	82	157	72	135
Average value	– (g/t)	15.5	18.1	12.2	14.7	13.4	17.5
	– (cm.g/t)	908	2,371	1,003	2,320	960	2,369

CONTACT DETAILS

CORPORATE OFFICE

Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: +27 11 644-2400
Fax: +27 11 484-0626

LONDON OFFICE

St James' Corporate Services
Limited
6 St James' Place
London SW1A 1 NP
Tel: +944 207 499-3916
Fax: +944 207 491-1989

DIRECTORS

C M T Thompson [†] (*Chairman*)
A J Wright (*Deputy Chairman*)
I D Cockerill * (*Chief Executive Officer*)
K Ansah #
G J Gerwel *
N J Holland * (*Chief Financial Officer*)
J M McMahon *
G R Parker [#]

R L Pennant-Rea *
P J Ryan
T M G Sexwale
B R van Rooyen
C I von Christierson

[†] Canadian   * British   [#] USA
#Ghanaian

CORPORATE SECRETARY

C Farrel
24 St Andrews Road
Parktown
Johannesburg
2193

Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: +27 11 644-2406
Fax: +27 11 484-0626

INVESTOR RELATIONS

Willie Jacobsz
Tel: +27 11 644-2460

EUROPE & SOUTH AFRICA

Nerina Bodasing
Tel: +27 11 644-2630
Fax: +27 11 484-0639
E-mail: investors@goldfields.co.za

NORTH AMERICA

Cheryl A. Martin
Tel: +1 303 796-8683
Fax: +1 303 796-8293
E-mail: camartin@gfexpl.com

TRANSFER OFFICES

JOHANNESBURG

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: 27 11 370-5000
Fax: 27 11 370-5271

LONDON

Capita Registrars
Bourne House
34 Beckenham Road
Beckenham Kent BR3 4TU
Tel: +944 208 639-2000
Fax: +944 208 658-3430

AMERICAN DEPOSITARY RECEIPT BANKER

UNITED STATES

Bank of New York
101 Barclay Street
New York N.Y. 10286
USA
Tel: +91 212 815-5133
Fax: +91 212 571-3050

UNITED KINGDOM

Bank of New York
46 Berkley Street
London
W1X 6AA
Tel: +944 207 322-6341
Fax: +944 207 322-6028

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: **GFI**
Issuer code: **GOGOF**
ISIN: ZAE 000018123

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 29 July 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs